Exhibit 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

INCOME PER SHARE

Computation of income per share
(in thousands, except per share data)

	2005	2004	2003

Net income (loss)	$9,481	$2,746	$(27,129)
Weighted average shares of common stock outstanding	72,252	64,997	55,583
Weighted average shares of common stock held for former Women.com stockholders not yet tendered	53	55	187
Weighted average shares of common stock held for former Promotions.com stockholders not yet tendered	2	2	2
Adjusted weighted average shares of common stock outstanding used in computing basic net income (loss) per share	72,307	65,054	55,772
Assumed conversion of dilutive options	4,280	4,799	—
Adjusted weighted average shares of common stock outstanding used in computing diluted net income (loss) per share	76,587	69,853	55,772
Basic net income (loss) per share – pro forma	$0.13	$0.04	$(0.49)
Diluted net income(loss) per share – pro forma	$0.12	$0.04	$(0.49)